Zodiac Exploration Inc.

TSX VENTURE: ZEX

August 15, 2011

Zodiac Exploration Announces Release of Third Quarter Financial Results

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three and nine month period ended June 30, 2011 on SEDAR at www.sedar.com.

Highlights:

During the quarter, Zodiac incurred a net loss of $1.8 million and spent $10.5 million on capital expenditures.  Capital expenditures were principally associated with the completion program for the 4-9 vertical well and the spudding of the 1-10 horizontal well.  In addition, Zodiac raised an additional $32,250,000 through the exercise of 31,175,000 warrants.

As at June 30, 2011, Zodiac had $50.0 million in working capital.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has now accumulated a land base of approximately 86,000 net acres in Kings and Kern Counties, California.  Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more information, please contact

Zodiac Exploration Inc. Murray Rodgers President & CEO (403) 444-7844	or	Zodiac Exploration Inc. Randy Neely Chief Financial Officer (403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.